KH 4/22

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C.
211 SECTION

# ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

| SEC FILE NUMBER |
|---|
| 8- 42393 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY.)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street, Suite 3625
(No. and Street)

Jacksonville (City) FL (State) 32202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin C. Bishop, Jr. (904) 354-5573
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA Certified Public Accountants, PA
(Name – *if individual, state last, first, middle name*)

501 Riverside Ave, Suite 800 (Address) Jacksonville (City) FL (State) 32202 (Zip Code)

**CHECK ONE:**

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021634

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 4/22

# OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 25, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

ALISHA A. GOFF
Comm# DD0825193
Expires 9/22/2012
Florida Notary Assn., Inc

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of April 4, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**SHAARON M. ANDERSON**
**Notary Public, State of Florida**
**My Comm. Expires Nov. 8, 2014**
**Commission No. EE 36641**

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
**Phone:** 904.396.4015
**Fax:** 904.399.4012
*www.thelbagroup.com*

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

## Report of Independent Certified Public Accountants

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7, the financial statements have been restated to correct a misclassification.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission on page 13 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

*LBA Certified Public Accountants, P.A.*

February 25, 2011
(except for Note 7 and the supplemental report on page 13, as to which the date is April 4, 2011)

## ALLEN C. EWING & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

| | | |
|---|---|---|
| **Assets:** | | |
| Cash | $ | 87,262 |
| Restricted cash | | 5,000 |
| Accounts receivable | | 7,880 |
| Other receivables | | 34,376 |
| Due from affiliates | | 21,355 |
| Furniture and equipment, net | | 8,569 |
| Other assets | | 970 |
| Total assets | $ | 165,412 |
| **Liabilities and stockholder's equity:** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 14,721 |
| Deferred rent | | 21,398 |
| Due to affiliates | | 3,066 |
| Total liabilities | | 39,185 |
| Stockholder's equity: | | |
| Common stock, $0.10 par value; 15,000 shares authorized; 5,100 shares issued and outstanding | | 510 |
| Additional paid-in capital | | 1,079,336 |
| Accumulated deficit | | (953,619) |
| Total stockholder's equity | | 126,227 |
| Total liabilities and stockholder's equity | $ | 165,412 |

*See accompanying notes to financial statements.*

**ALLEN C. EWING & CO.**
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Operating revenues:** | | |
| Investment banking fees | $ | 669,678 |
| Securities brokerage commissions | | 173,335 |
| Fund management and administration fees | | 180,435 |
| Registered investment advisory service fees | | 33,453 |
| Total revenues | | 1,056,901 |
| **Operating expenses:** | | |
| Commissions and investment services expenses | | 270,768 |
| General and administrative expenses | | 832,491 |
| Operating loss | | (46,358) |
| Other income, net | | 4,019 |
| Loss before income taxes | | (42,339) |
| Income tax expense | | (151,728) |
| Net loss | $ | (194,067) |

*See accompanying notes to financial statements.*

## ALLEN C. EWING & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2009 | $ 510 | $ 1,019,558 | $ (759,552) | $ 260,516 |
| Capital contributions | - | 59,778 | - | 59,778 |
| Net loss | - | - | (194,067) | (194,067) |
| Balance, December 31, 2010 | $ 510 | $ 1,079,336 | $ (953,619) | $ 126,227 |

*See accompanying notes to financial statements.*

**ALLEN C. EWING & CO.**
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (194,067) |
| Adjustments to reconcile net loss to | | |
| net cash provided by operating activities: | | |
| Deferred income taxes | | 151,728 |
| Rent paid on behalf of the Company | | 37,778 |
| Depreciation | | 3,482 |
| Net changes in: | | |
| Restricted cash | | 45,000 |
| Accounts receivable | | (7,880) |
| Other receivables | | (3,248) |
| Other assets | | 8,854 |
| Accounts payable and accrued expenses | | 3,038 |
| Deferred rent | | 21,398 |
| Due to affiliates, net | | (732) |
| Net cash provided by operating activities | | 65,351 |
| **Cash flows from investing activities:** | | |
| Purchase of furniture and equipment | | (3,909) |
| Net increase in cash | | 61,442 |
| Cash, beginning of year | | 25,820 |
| Cash, end of year | $ | 87,262 |

*See accompanying notes to financial statements.*

## 1. Nature of Business

Allen C. Ewing & Co. (the "Company"), a Florida C corporation, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides full-service securities brokerage and investment banking, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, and valuations of securities for institutions located primarily in the Southeast United States.

The sole stockholder of the Company is Ewing Capital Partners, LLC ("ECP"), a Florida limited liability company.

## 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and accompanying notes are representations of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Restricted Cash

Restricted cash is held by the Company for the purpose of complying with the SEC's Uniform Net Capital Rule (Rule 15c3-1). See Note 4.

### Accounts Receivable

The Company determines the allowance on its accounts receivable based on historical experience and a review of specific accounts. The Company charges off delinquent accounts when it exhausts its normal collection procedures and it is probable that collection is unlikely. Management determined that no allowance for doubtful accounts was required at December 31, 2010.

### Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. When items of furniture and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation accounts are eliminated, and any gain or loss is included in operations. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

## 2. Summary of Significant Accounting Policies (Continued)

Deferred Rent

The Company amortizes the lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

Income Taxes

The Company records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities.

Revenue Recognition

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Subsequent Events

The Company has evaluated events through the date of the report of independent certified public accountants, the date which the financial statements were available to be issued.

## 3. Related Party Transactions

ECP owed the Company $21,355 at December 31, 2010. The balance is due on demand and does not accrue interest.

The Company manages an investment fund, Ewing Emerging Financial Institution Fund I, LP ("Fund I") that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Company are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, the Company received $80,572 in advisory fees for the year ended December 31, 2010.

**3. Related Party Transactions** (Continued)

The Company manages a second investment fund, Ewing Emerging Financial Institution Fund III, LP ("Fund III") with similar investment criteria and objectives as Fund I. Certain officers of the Company are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, the Company received $99,863 in advisory fees for the year ended December 31, 2010.

The General Partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Company.

ECP paid certain rent expenses on behalf of the Company totaling $37,778, which is reflected as a capital contribution in the financial statements. ECP was due $22,000, which was also contributed to capital.

The Company charged Ewing Loan Advisors, Inc. ("ELA"), an affiliate through common ownership, $36,000 for ELA's proportionate share of the rent and overhead costs for shared facilities in the Jacksonville office. At December 31, 2010, the Company owed ELA $3,066.

At December 31, 2010, the Company had a receivable due from an employee of $13,131. The balance is due on demand and does not accrue interest.

**4. Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $5,000, and a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The SEC is empowered to restrict the Company's business activities should it not meet these requirements.

At December 31, 2010, the Company had net capital, as defined, of $82,202, which was $77,202 in excess of its required net capital of $5,000 at 100% and $76,202 at 120%. At the same date, the Company's ratio of aggregate indebtedness to net capital was .48 to 1. Accordingly, the Company was in compliance with the net capital requirements.

**5. Income Taxes**

The components of the Company's deferred tax asset consisted of the following at December 31, 2010:

| | |
|---|---|
| Net operating loss | $ 303,453 |
| Deferred rent | 6,940 |
| Other | 6,086 |
| Valuation allowance | (316,479) |
| Deferred tax assets, net | $ - |

## 5. Income Taxes (Continued)

Based on the available objective evidence, the Company believes it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets at December 31, 2010. The Company has total net operating loss carryforwards available to offset future taxable income of approximately $936,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

The income tax provision differs from amounts computed by applying the federal statutory income tax rate to pretax loss as follows for the year ended December 31, 2010:

| | |
|---|---|
| Tax benefit using federal statutory rate | $ (6,351) |
| State income tax benefit, net of federal tax effect | (1,746) |
| Change in valuation allowance | 164,751 |
| Other | (4,926) |
| Income tax expense | $ 151,728 |

## 6. Commitments and Contingencies

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash. Cash balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits.

Revenues from one customer accounted for 11% of total revenues during 2010.

Leases

The Company leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2014. The lease expense was $194,882 for the year ended December 31, 2010.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year consisted of the following at December 31, 2010:

| | |
|---|---|
| 2011 | $ 122,350 |
| 2012 | 87,262 |
| 2013 | 46,717 |
| 2014 | 2,745 |
| Total minimum lease payments | $ 259,074 |

Total future rental payments under operating leases have not been reduced by $5,570 of sublease rental payments to be received in the future under non-cancelable subleases.

## 6. Commitments and Contingencies (Continued)

Litigation

In the ordinary course of business, the Company is involved in various legal proceedings. During the year, the Company had been named as a defendant along with other parties in two lawsuits which were subsequently withdrawn or dismissed. As of December 31, 2010, the Company is not involved in any legal proceedings.

## 7. Restatement

The Company has restated the accompanying financial statements for 2010 to correct a misclassification related to $22,000 that was previously reflected in due to affiliates, net, that was contributed to capital by the affiliate. Also the Company made reclassifications to present due from affiliates separately from due to affiliates, and to reflect rent adjustments previously reported as other income net of rent expense included in general and administrative expenses. The misclassification and reclassifications had no effect on the net loss for the year ended December 31, 2010. The effect on Company's previously issued 2010 financial statements is summarized as follows:

Statement of Financial Condition as of December 31, 2010

| | Previously Reported | Increase (Decrease) | Restated |
|---|---|---|---|
| Due from affiliates | $ - | $ 21,355 | $ 21,355 |
| Due to affiliates, net | 3,711 | (3,711) | - |
| Due to affiliates | - | 3,066 | 3,066 |
| Additional paid-in capital | 1,057,336 | 22,000 | 1,079,336 |

Statement of Operations for the Year Ended December 31, 2010

| | Previously Reported | (Decrease) | Restated |
|---|---|---|---|
| Other operating revenue | $ 9,547 | $ (9,547) | $ - |
| General and administrative expenses | 842,038 | (9,547) | 832,491 |

Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2010

| | Previously Reported | Increase | Restated |
|---|---|---|---|
| Capital contributions | $ 37,778 | $ 22,000 | $ 59,778 |

# SUPPLEMENTAL INFORMATION

**ALLEN C. EWING & CO.**
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

| | |
|---|---|
| Net capital: | |
| Stockholder's equity | $ 126,227 |
| Less: fixed and other non-allowable assets | (44,025) |
| Net capital | $ 82,202 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 77,202 |
| Excess net capital at 120% | $ 76,202 |
| Aggregate indebtedness – accounts payable and other liabilities | $ 39,185 |
| Ratio: aggregate indebtedness to net capital | .48 to 1 |

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
**Phone:** 904.396.4015
**Fax:** 904.399.4012
*www.thelbagroup.com*

**LBA CERTIFIED PUBLIC ACCOUNTANTS, PA**

## Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 25, 2011



LBA

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
**Phone:** 904.396.4015
**Fax:** 904.399.4012
*www.thelbagroup.com*

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

## Report of Independent Certified Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Allen C. Ewing & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payment on Form SIPC-7 with respective cash disbursements noting that the assessment payment had not been made as of the date of this report;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. We reviewed Form SIPC-7 for any adjustments and noted none;

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and agreed the balances to the related schedules and working papers noting no differences; and

5. We reviewed Form SIPC-7 for any overpayment applied to the current assessment. None was noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*LBA Certified Public Accountants, P.A.*

April 4, 2011

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042393 FINRA DEC
ALLEN C EWING & CO 16*16
50 N LAURA ST STE 3625
JACKSONVILLE FL 32202-3679

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Severiano Ortiz 904-354-5573

2. A. General Assessment (item 2e from page 2) $ 1,971.84

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,971.84

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,971.84

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allen C. Ewing & Co.
(Name of Corporation, Partnership or other organization)

Benjamin C. Bishop Jr.
(Authorized Signature)

Chairman
(Title)

Dated the 4 day of April, 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 2010
and ending December, 2010
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) | $ 1,060,919.30 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 245,460.14 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 26,724.43 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

| | |
|---|---|
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 272,184.57 |
| 2d. SIPC Net Operating Revenues | $ 788,734.73 |
| 2e. General Assessment @ .0025 | $ 1,971.84 |

(to page 1, line 2.A.)

# Allen C. Ewing & Co.

Financial Report

Year Ended December 31, 2010

ALLEN C. EWING & CO.

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